UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Norcraft Companies, Inc.

(Name of Subject Company (Issuer))

Tahiti Acquisition Corp.

an indirect wholly-owned subsidiary of

Fortune Brands Home & Security, Inc.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class Of Securities)

65557Y105

(CUSIP Number of Class of Securities)

Robert K. Biggart

Senior Vice President, General Counsel and Secretary

Fortune Brands Home & Security, Inc.

520 Lake Cook Road

Deerfield, Illinois 60015

(847) 484-4400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

R. Scott Falk, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communication made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Tahiti Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Fortune Brands Home & Security, Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock of Norcraft Companies, Inc., a Delaware corporation (“Norcraft”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of March 30, 2015, by and among Parent, Purchaser and Norcraft.

The tender offer for the outstanding shares of Norcraft’s common stock described in this filing has not commenced, and the exhibit hereto is neither an offer to purchase nor a solicitation of an offer to sell shares of Norcraft. This filing and the exhibit thereto is not a substitute for the tender offer materials that Parent and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Purchaser will file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Norcraft will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Purchaser and Norcraft intend to mail these documents to the stockholders of Norcraft. These documents, as they may be amended from time to time, will contain important information about the tender offer and investors and stockholders of Norcraft are strongly urged to read them carefully and in their entirety when they become available prior to making any decisions with respect to the tender offer. Norcraft’s stockholders will be able to obtain a free copy of these documents (when they become available) at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents filed by Parent and Purchaser with the SEC will be made available to all stockholders of Norcraft free of charge at www.FBHS.com. The Solicitation/Recommendation Statement and other documents filed by Norcraft with the SEC will be made available to all stockholders of Norcraft free of charge at www.norcraftcompanies.com.

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(C)	Press Release, dated April 13, 2015, issued by Fortune Brands Home & Security, Inc.